WHITE & CASE

White & Case LLP
601 Thirteenth Street, NW
Washington, DC 20005-3807

Tel + 1 202 626 3600
Fax + 1 202 639 9355
www.whitecase.com

SUPPL

04046765

November 30, 2004

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

BY HAND

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.

Re: Sahaviriya Steel Industries Public Company Limited Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Steel Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, a report on resolutions of the Board of Director's Meeting No. 5/2004 and the change of par value of ordinary shares submitted to the Stock Exchange of Thailand on November 24, 2004, and reports on Resolutions of Extraordinary Shareholders Meeting No.1/2004 held on November 18, 2004 in Bangkok Thailand, for Sahaviriya Steel Industries PLC.

Please contact Daniel J. Duncan of this office at (202) 626-3630 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

White & Case, L.L.P.

Enclosure

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
PLANT OFFICE 9 M. 7 T.Maerumphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

ISO 9001
ISO 14001
TIS 18001

Ref. S.E.C. 094 /2004 November 18, 2004

Re : Reports on Resolutions of Extraordinary Shareholders' Meeting No. 1/2004

Attn. : President
The Stock Exchange of Thailand

The Extraordinary Shareholders' Meeting No. 1/2004 of Sahaviriya Steel Industries Public Company Limited held on November 18, 2004 at 2:00 p.m. at Crystal Room, Holiday Inn Silom Bangkok Hotel, No. 981 Silom Sub-District, Bangrak District, Bangkok Metropolis, passed the following resolutions.

1. Certified the minutes of Ordinary General Shareholders' Meeting No. 15 held on April 27, 2004.
2. Approved the change of the par value from Baht 10 per share to Baht 1 per share, which is coinciding with an increase of the Company's ordinary shares to 13,101,500,000.
3. Approved the amendment of Clause 4. of the Memorandum of Association of the Company to be in line with the change of the par value by using the following statement:
   Clause 4
   Registered Capital 13,101,500,000 Baht
   (Thirteen Billion One Hundred and One Million Five Hundred Thousand Baht)
   Consist of 13,101,500,000 Shares
   (Thirteen Billion One Hundred and One Million Five Hundred Thousand Shares)
   Par Value per Share 1 Baht (One Baht)
   Consist of
   Ordinary Shares 13,101,500,000 Shares
   (Thirteen Billion One Hundred and One Million Five Hundred Thousand Ordinary Shares)
   Preferred Shares - None -

For your information.

Yours Faithfully,
- Signature -
Win Viriyaprapaikit
President

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

SSI

ISO 9001
ISO 14001
TIS 18001

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http://www.ssi-steel.com

(English Translation)

Ref. S.E.C. 098/2004 November 24, 2004

Subject: To report resolutions of the Board of Directors'Meeting No. 5/2004

Attn. The President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Sahaviriya Steel Industries Public Company Limited No.5/2004 held on November 24, 2004 have resolved as follows:

1. Approved the declaration of interim dividend for operation of the first six months of year 2004 at the rate of Bath 0.10 per share (par value per share 1 Baht (One Baht) which the change of par value has been registered with Ministry of Commerce from Baht 10 per share to Baht 1 per share) whose names appear in the Company's share register book as of December 9, 2004 at 12.00 noon, and the dividend be paid on December 23, 2004.

2. The Company's Share Registrar Book will be closed for the right of interim dividend as of December 9, 2004 at 12.00 noon.

For your acknowledgment.

Yours faithfully,
Sahaviriya Steel Industries Public Company Limited

-signature-

Mr. Win Viriyaprapaikit
President

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

SSI

ISO 9001
ISO 14001
TIS 18001

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand
http://www.ssi-steel.com

Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421

(Translation)

Ref. S.E.C. 101/2004 November 24, 2004

Re : The change of par value of ordinary shares

Attn. : President
The Stock Exchange of Thailand

The resolutions of the Extraordinary Shareholders' Meeting No. 1/2004 of Sahaviriya Steel Industries Public Company Limited held on November 18, 2004 approved the change of par value of ordinary shares from Baht 10 per share to Baht 1 per share, coinciding with an increase of the Company's ordinary shares from 1,310,150,000 shares to 13,101,500,000 shares and change of the Memorandum of Association to be in line with the change of par value of shares.

Please be informed that the Company registered the change of par value of ordinary shares, and the change of the Memorandum of Association of the Company with the Registrar of Public Company Limited, the Ministry of Commerce on November 23, 2004.

For your information.

Yours Faithfully,
- Signature -
Win Viriyaprapaikit
President

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

ISO 9001
ISO 14001
TIS 18001

2004

Ref. S.E.C. 094 /2004 November 18, 2004

Re : Reports on Resolutions of Extraordinary Shareholders' Meeting No. 1/2004

Attn. : President
The Stock Exchange of Thailand

The Extraordinary Shareholders' Meeting No. 1/2004 of Sahaviriya Steel Industries Public Company Limited held on November 18, 2004 at 2:00 p.m. at Crystal Room, Holiday Inn Silom Bangkok Hotel, No. 981 Silom Sub-District, Bangrak District, Bangkok Metropolis, passed the following resolutions.

1. Certified the minutes of Ordinary General Shareholders' Meeting No. 15 held on April 27, 2004.
2. Approved the change of the par value from Baht 10 per share to Baht 1 per share, which is coinciding with an increase of the Company's ordinary shares to 13,101,500,000.
3. Approved the amendment of Clause 4. of the Memorandum of Association of the Company to be in line with the change of the par value by using the following statement:

Clause 4

Registered Capital	13,101,500,000	Baht	
(Thirteen Billion One Hundred and One Million Five Hundred Thousand Baht)			
Consist of	13,101,500,000	Shares	
(Thirteen Billion One Hundred and One Million Five Hundred Thousand Shares)			
Par Value per Share	1	Baht	(One Baht)
Consist of			
Ordinary Shares	13,101,500,000	Shares	
(Thirteen Billion One Hundred and One Million Five Hundred Thousand Ordinary Shares)			
Preferred Shares	- None -		

For your information.

Yours Faithfully,
- Signature -
Win Viriyaprapaikit
President

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
ISO 9001
ISO 14001
TIS 18001
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

(English Translation)

Ref. S.E.C. 098/2004 November 24, 2004

Subject: To report resolutions of the Board of Directors' Meeting No. 5/2004

Attn. The President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Sahaviriya Steel Industries Public Company Limited No.5/2004 held on November 24, 2004 have resolved as follows:

1. Approved the declaration of interim dividend for operation of the first six months of year 2004 at the rate of Bath 0.10 per share (par value per share 1 Baht (One Baht) which the change of par value has been registered with Ministry of Commerce from Baht 10 per share to Baht 1 per share) whose names appear in the Company's share register book as of December 9, 2004 at 12.00 noon, and the dividend be paid on December 23, 2004.

2. The Company's Share Registrar Book will be closed for the right of interim dividend as of December 9, 2004 at 12.00 noon.

For your acknowledgment.

Yours faithfully,
Sahaviriya Steel Industries Public Company Limited

-signature-

Mr. Win Viriyaprapaikit
President

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Tel: (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines) Fax: (662) 2368890, 2368892, 6300287-8
PLANT OFFICE 9 M. 7 T.Maerumphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Tel: (6632) 691403 (Auto 9 Lines) Fax: (6632) 691416, 691421
http://www.ssi-steel.com

ISO 9001
ISO 14001
TIS 18001

(Translation)

Ref. S.E.C. 101/2004 November 24, 2004

Re : The change of par value of ordinary shares

Attn. : President
The Stock Exchange of Thailand

The resolutions of the Extraordinary Shareholders' Meeting No. 1/2004 of Sahaviriya Steel Industries Public Company Limited held on November 18, 2004 approved the change of par value of ordinary shares from Baht 10 per share to Baht 1 per share, coinciding with an increase of the Company's ordinary shares from 1,310,150,000 shares to 13,101,500,000 shares and change of the Memorandum of Association to be in line with the change of par value of shares.

Please be informed that the Company registered the change of par value of ordinary shares, and the change of the Memorandum of Association of the Company with the Registrar of Public Company Limited, the Ministry of Commerce on November 23, 2004.

For your information.

Yours Faithfully,
- Signature -
Win Viriyaprapaikit
President